FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                August 9, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No.1          RNS Announcement, re: Section 198 Notice dated 09 August 2004



9 August 2004



                               British Energy plc



Notification for the purposes of sections 198-203 Companies Act 1985 - British Energy plc (the "Company")





The Company has received notice as follows:-



 1. At close of business on 03 August, Stark Offshore Management LLC with registered office at 3600 South Lake Drive, St. Francis, Wisconsin 53253, USA ("Stark Offshore") was interested in a total of 24,630, 881 shares of the Company.



 2. On 04 August 2004, Stark Offshore's interest was increased (by way of further purchases) so that it became interested in a total of 28,380,881 shares of the Company. Of these 28,380,881 shares:



25,568,381 were ordinary shares; and



2,812,500 were ordinary shares represented by an interest in 37,500 American Depository Receipts ("ADRs").



 3. On 05 August 2004, Stark Offshore's interest was further increased (by way of further purchases) so that it became interested in a total of 32,130,881 shares of the Company. Of these 32,130,881 shares:



29,318,381 were ordinary shares; and



2,812,500 were ordinary shares represented by an interest in 37,500 ADRs.



 4. The registered holder of the shares detailed at paragraphs 1-3 above is Shepherd Investments International Ltd, with registered office c/o HWR Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands, which is managed by Stark Offshore.



 5. The interests in the shares detailed at paragraphs 1-3 above do not arise by virtue of such an interest as is mentioned in s.208(5) Companies Act 1985.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  August 09, 2004                     BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations